Exhibit 3.1

CERTIFICATE OF AMENDMENT OF THE

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

OF RAPT THERAPEUTICS, INC.

RAPT Therapeutics, Inc., a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware, hereby certifies that:

First: The name of the Company is RAPT Therapeutics, Inc. (the “Company”).

Second: The date of filing of the original Certificate of Incorporation of this Company with the Secretary of State of the State of Delaware was March 4, 2015 under the name FLX Bio, Inc. and the date of filing of the Amended and Restated Certificate of Incorporation of the Company with the Secretary of State of the State of Delaware was November 4, 2019.

Third: Paragraph A of Article IV of the Company’s Amended and Restated Certificate of Incorporation be, and it hereby is, amended and restated to read in its entirety as follows:

“A. This Company is authorized to issue two classes of stock to be designated, respectively, “Common Stock” and “Preferred Stock.” The total number of shares which the Company is authorized to issue is 550,000,000 shares. 500,000,000 shares shall be Common Stock, each having a par value of $0.0001. 50,000,000 shares shall be Preferred Stock, each having a par value of $0.0001.

Effective as of the effective time of 11:59 p.m., Eastern Time, on June 16, 2025 (the “Effective Time”), each eight (8) shares of Common Stock issued and outstanding immediately prior to the Effective Time shall, automatically and without any action on the part of the Company or the respective holders thereof, be combined into one (1) share of Common Stock without increasing or decreasing the par value of each share of Common Stock (the “Reverse Stock Split”); provided, however, that the Company shall issue no fractional shares of Common Stock as a result of the actions set forth herein but shall instead pay to the holder of such fractional share of Common Stock a sum in cash equal to such fraction multiplied by the closing sales price of the Common Stock as reported on The Nasdaq Global Market (or such other principal market upon which its Common Stock is listed) immediately preceding the Effective Time (with such closing sales price being adjusted to give effect to the Reverse Stock Split), such amount rounded to the nearest whole cent. The Reverse Stock Split shall be effected on a record holder-by-record holder basis, such that any fractional shares of post-Reverse Stock Split Common Stock resulting from the Reverse Stock Split and held by a single record holder shall be aggregated.”

Fourth: The foregoing amendment was submitted to the stockholders of the Company for their approval, and was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

In Witness Whereof, RAPT Therapeutics, Inc. has caused this Certificate of Amendment to be signed by its Chief Executive Officer on this 13th day of June, 2025.

RAPT THERAPEUTICS, INC.

By: /s/ Brian Wong
Brian Wong
President and Chief Executive Officer